[LETTERHEAD OF BLANK ROME LLP]

Phone:	(215) 569-5579

Fax:	(215) 832-5579

Email:	taylor-j@blankrome.com
December 14, 2009
VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
Pamela A. Long, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	General Cable Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed November 24, 2009 File No. 333-162688
Dear Ms. Long:
          General Cable Corporation (the “Company”) submits the following responses to comments raised by the Staff of the Division of Corporation Finance (the “Staff”) in its comment letter (the “Comment Letter”) dated December 3, 2009 addressed to Robert J. Siverd, Executive Vice President, General Counsel and Secretary of the Company. In order to facilitate your review, we have reproduced the text of the comments in boldface type below, followed by the Company’s responses thereto.
Note 4. Inventories, page 9
1.	We note your response to prior comment 4 with regard to your inventory reserve and your compliance with SAB 5:BB. You state that because your raw material inventory turns multiple times per quarter, using a reserve versus the write down method yields the same results. Please provide us with quantitative support that the two methods yield the same result.

Pamela A. Long
December 14, 2009

Response:

The Company refers to Exhibit I attached to this letter for the quantitative support that demonstrates using a valuation reserve versus a direct write-down method yields the same results to the consolidated financial statements. As discussed with the Staff on the December 14, 2009 conference call, the Company will switch to the direct write-down method beginning with the fourth quarter of 2009.

2.	Please help us understand your statement that “Raw material inventory turns multiple times per quarter.” In this regard, we note that your quarterly inventory turnover ratio approximates 1 and that the raw materials balance has remained relatively constant in each quarter. Quantify the raw materials turnover ratio in the quarter ended July 3, 2009.

Response:

The Company’s copper and aluminum raw material inventory turned multiple times during the quarter ended July 3, 2009. The Company refers the Staff to Exhibit I attached hereto (page 2) for the quantitative analysis illustrating the raw material turnover ratio by LIFO pool.

3.	You state that “at the end of a given quarter, inventory on hand at the beginning of the quarter has been relieved from the Company’s raw material inventory.” This appears inconsistent with the LIFO assumption that the initial inventories relieved from inventory are the new inventory units purchased during the quarter. Thus, the beginning of period LIFO inventory units would presumably also be in the ending inventory balance except for any excess of units sold over inventory purchases (LIFO liquidation). Please clarify this issue and address your compliance with SAB 11:F.

Response:

The Staff is correct in noting “at the end of any given quarter, inventory on hand at the beginning of the quarter has been relieved from the Company’s raw material inventory” may appear inconsistent with the LIFO assumption that the initial inventories relieved from inventory are the new inventory units purchased during the quarter. However, the Company is specifically following the concept referenced in paragraph 6-27 of the LIFO Issues Paper, in which the Accounting Standards Executive Committee of the American

Pamela A. Long
December 14, 2009

Institute of Certified Public Accountants (AcSEC) in sub-issue (c) assumes the disposition of physical units to be on a FIFO basis.

The Company believes that it fully complies with SAB 11:F. The Company believes it is transparent in its disclosures of its LCM reserve and LIFO liquidation activity and the corresponding effect on its statement of operations in its Notes to the Financial Statements as well as its Management’s Discussion and Analysis. The Company also notes that it specifically identifies the impact (when applicable) of any LCM reserve or LIFO liquidation activity in its quarterly earnings releases filed with the Securities and Exchange Commission on its Current Reports on Form 8-K.

4.	Given that SAB 5:BB precludes LCOM inventory mark-ups, please explain why management uses a reserve instead of specifically writing-down the inventory. In this regard, we understand that the activity in this reserve is comprised solely of the LCOM adjustments. The guidance in SAB 1:M may be relevant.

Response:

The Company confirms the activity in the reserve relates solely to LCM adjustments. As discussed with the Staff on the December 14, 2009 conference call, the Company will use the direct write-down method beginning with the fourth quarter of 2009.
Parent’s Operating Cash Flow
5.	We note your response to prior comment 6 which provides a reconciliation of operating cash flows for the $30.8 million in positive operating cash flow for the parent. Your response and reconciliation still only presents the non-cash items and reconciling items that arrive at your $30.8 million of operating cash flows and does not specifically provide us with the cash inflows and outflows that essentially make up the $30.8 million. Specifically, what operating cash receipts did the company generate in the period? The absence of activity in the eliminations column suggests that the Parent did not received [sic] any interest, dividend or intercompany sales payments from its subsidiaries during the period.

Response:

General Cable Corporation (the “Parent Company”) and its Guarantor Subsidiaries participate in a cash pooling program. As part of this program, cash balances are

Pamela A. Long
December 14, 2009

generally swept on a daily basis between the Guarantor Subsidiary bank accounts and those of the Parent Company. There are 22 subsidiaries that participate in this cash pooling arrangement and there are thousands of transactions per week that occur between the Parent Company and Guarantor Subsidiaries, all of which are accounted for through the intercompany accounts. For example, depending upon metal prices, between $550 million and $1.1 billion per annum of copper and aluminum purchases in North America are paid out of the Parent Company bank account where the metal is actually consumed by Guarantor Subsidiaries.

The Company has carefully considered the application of GAAP with respect to the Condensed Statement of Cash Flows in the Parent Company and Guarantor condensed consolidating information and used judgment based on the Company’s specific facts and circumstances to ensure that the information provided is relevant to the users of the disclosures. Management uses an accounting policy that all intercompany transactions are presumed to be settled in cash when they occur and therefore are included in operating activities on the statement of cash flows. Any intercompany transaction or balance not settled in cash at period-end is included net in investing activities of the statement of cash flows.

For the nine month period ended October 2, 2009, the application of this policy meant that the Parent Company collected $37.5 million in intercompany sales and $51.2 million in intercompany interest from the subsidiaries for total inflows of $88.7 million. Further, under this policy, the Parent Company paid SG&A expenses of $29.6 million and $22.7 million in external interest expense (total interest expense of $52.2 million less the non-cash interest on our convertible debt of $29.5 million). There were changes in other operating accounts net of uses of $5.5 million. The net result rounded is the operating cash flow reported by the Parent Company of $30.8 million.

In response to the comment about the lack of eliminations in the condensed consolidating statement of cash flows except for the intercompany accounts, the columns actually self eliminate. For example, the intercompany sales in the Parent Company assumed to be collected in operating cash flows under this convention are offset by charges assumed to be paid under this policy by the subsidiaries in their operating cash flows.

The Company agrees that in its future filings beginning with the December 31, 2009 Form 10-K, it will disclose its accounting policy described above regarding determination of the Parent Company’s cash flows in its Guarantor footnote.

Pamela A. Long
December 14, 2009

The Company also notes that there can be non-cash transactions that impact the intercompany balance and make it difficult to correlate the increase in the Parent’s intercompany account balance from period to period with the amount of cash shown as sent to the subsidiaries in the Parent column of the Statement of Cash Flow. For example, for the nine months ended October 2, 2009, the total increase in the Parent’s intercompany account since December 31, 2008 is $53.9 million while the amount shown in the cash flow statement is $29.9 million. As explained to the Staff on the December 14, 2009 conference call, the difference is due to non-cash equity transactions such as stock awards for non-Parent Company employees of approximately $10 million, a movement of a piece of long term debt from a subsidiary column to the parent column of $9 million, foreign exchange on the intercompany balance of $3 million and other miscellaneous items of $2 million. The Company agrees that disclosure of these non-cash transactions may be helpful to a reader and agrees in future filings beginning with its December 31, 2009 Form 10-K to include a reconciliation of the non-cash items impacting the Parent’s intercompany account for all periods presented which would include 2007 in the December 31, 2009 Form 10-K.

The Company also agrees that it will present all non-operating cash flow changes in the Parent’s intercompany account as a financing activity beginning with its December 31, 2009 Form 10-K.
Dividend Classification
6.	We note your response to prior comment 7 with regard to your classification of the 2008 dividend. Your response acknowledges that under ASC 230-10-45-12(b) the payment should have been classified as an inflow from operating activities. Please correct this error when preparing your next 10-K and include all disclosures required by ASC 250-10-50-7 through ASC 250-10-50-10.

Response:

The Company acknowledges that under ASC 230-10-45-12 (b), the payment from the subsidiary was a return on investment and should have been classified as an inflow from operating activities. The Company will present the dividend payment as an operating cash flow for 2008 in its 2009 Form 10-K and will include all disclosures as required by ASC 250-10-50-7 through ASC 250-10-50-10.

Pamela A. Long
December 14, 2009

*           *           *
          Should any member of the Staff have any questions or comments with respect to the foregoing responses or the Registration Statement, please do not hesitate to contact me at the number set forth above or my colleague, Alan Lieblich, at (215) 569-5693.
Very truly yours,
/s/ Jeffrey M. Taylor
JEFFREY M. TAYLOR
JMT:ktb

cc:	Andrew Schoeffler, Esq. Chambre Malone, Esq. Mellissa Duru, Esq. Ms. Melissa Rocha Mr. Alfred Pavot Robert J. Siverd, Esq. John D. Lobrano, Esq. Alan H. Lieblich, Esq.

Exhibit I
General Cable Corporation Raw Material LCM LIFO Inventory Example
Purpose: To demonstrate that our accounting practice complies with SAB5:BB, Inventory Valuation Allowances, by providing an example of raw material LIFO pool activity during a quarter and the associated LCM accounting.
1. Inventory activity during a quarter for a raw material LIFO pool:

	Cu Pounds	Notes	Al Pounds	Notes
03-Apr-09 beginning balance	25,024		22,769
Pounds converted	(149,409)	A	(71,550)	A
Pounds purchased	146,478		71,356

3-Jul-09 ending balance	22,093	B	22,575	B

A.	RM Inventory pool turned multiple times (see attached page) since 03-April-2009 (the 25,024 Cu pounds and 22,769 Al pounds associated with the established reserve at 03-April-2009 no longer in inventory on a FIFO disposition basis).

B.	LCM reserve established at period-end based on the Cu and Al pounds in inventory at 3-July-2009.
2. LIFO LCM calculations at period-end:

						LCM
	Copper		LIFO		Replacement	Reserve
Balance Sheet	Pounds	LIFO	Extended	Replacement	Extended	Required
Date	(000s)	Cost/LB	($000s)	Cost	($000s)	($000s)
3-Apr-09	25,024	$2.73	$68,295	$1.83	$45,728	$22,567
3-Jul-09	22,093	$2.69	$59,384	$2.04	$45,062	$14,322

Net favorable Cu LIFO LCM adjustment to the P&L (debit inventory and credit cost of sales)						$8,245

						LCM
	Aluminum		LIFO		Replacement	Reserve
Balance Sheet	Pounds	LIFO	Extended	Replacement	Extended	Required
Date	(000s)	Cost/LB	($000s)	Cost	($000s)	($000s)
3-Apr-09	22,769	$1.13	$25,815	$0.74	$16,819	$8,996
3-Jul-09	22,575	$1.14	$25,723	$0.82	$18,411	$7,312
Net favorable Al LIFO LCM adjustment to the P&L (debit inventory and credit cost of sales)						$1,684

Net favorable LIFO LCM adjustment to the P&L (debit inventory and credit cost of sales)

for the three fiscal months ended July 3, 2009						$9,929

3. Accounting Entries:

Release 03-Apr-09 Cu and Al LCM LIFO reserve for inventory that has turned during the quarter:
Debit Inventory	$31,563		}
Credit Cost of Sales		$31,563		Net favorable
				LIFO LCM
Establish 3-Jul-09 Cu and Al LCM LIFO reserve for inventory at period-end:				Adjustment to P&L
Debit Cost of Sales	$21,634

Credit Inventory		$21,634		$9,929

RM Inventory Turn Calculation

	RM Inv	RM LBS	RM Inv
Pool	LBS 4/3/09	Converted Q2	x in Q2
	A	B	A/B
NA — Cu	2,577,000	52,218,581	20
NA — Al	4,109,000	24,396,248	6
Silec — Cu	770,526	7,773,515	10
Silec — Al	1,390,663	7,701,986	6
Europe — Cu	5,126,644	28,658,859	6
Europe — Al	7,700,434	18,152,466	2
AsiaPac — Cu	834,922	5,582,410	7
AsiaPac — Al	571,330	973,267	2
PDIC — Cu	15,715,086	55,176,111	4
PDIC — Al	8,997,597	20,325,980	2

Total Cu	25,024,178	149,409,476
Total Al	22,769,024	71,549,948